Composition of the Board of Directors of sanofi-aventis

Paris, France – December 15, 2010 – At its meeting held on December 15, 2010, the Board of Directors co-opted a new independent Director, Carole Piwnica.

This co-optation will be submitted to the ratification of the General Meeting of Shareholders that will take place on May 6, 2011. As a result of this co-optation, the new Board of Directors is composed of 14 members of whom half are independent Directors.

The new Board of Directors would consist of the following members: Serge Weinberg (Chairman) Christopher A. Viehbacher (Chief Executive Officer), Uwe Bicker, Carole Piwnica, Robert Castaigne, Thierry Desmarest, Lord Douro, Jean-René Fourtou, Claudie Haigneré, Igor Landau, Christian Mulliez, Lindsay Owen-Jones, Klaus Pohle, Gérard Van Kemmel.

Biography of Carole Piwnica

Carole Piwnica is a lawyer and member of the bar of New York and Paris. She started her career in 1985 at Proskauer Rose, New York, before joining the merger & acquisitions department of Shearman & Sterling, Paris, in 1987. She was General Counsel at Gardini et Associés from 1991 to 1994 when she joined Amylum Group where she was appointed Chairman in 1996. That same year, she was appointed Vice-president and Board Member of Tate & Lyle Plc, a world leader in sugar derivatives. Since 2006, Carole Piwnica has been Chief Executive Officer of Naxos UK Ltd, a company specialized in private equity consulting.

She is a Board Member of Eutelsat, a French satellite provider, Louis Delhaize, a Belgian distribution company, and Aviva, a UK-based insurance company. Carole Piwnica is a Belgian citizen.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit www.sanofi-aventis.com.